Exhibit 4.1

The Corporation will furnish without charge toe ach stockholders who so requests the powrs designations, preferences and rlative participating optional or ohter special righsts of each class of stock or seriex therof and the quatification limitaions or restricions of such preferences and or rights.

The following avvreviations when used in the inscription on the face of this certificate shall be construed as thoughts they were written out in full accounting to application laws or regualtions: